As filed with the Securities and Exchange Commission on August 15 , 2011

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

Tortoise Power and Energy Infrastructure Fund, Inc.
Tortoise Capital Advisors, L.L.C.
(the “Applicants”)
File No. 812-13862

AMENDMENT NO. 2  TO THE
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE
ACT AND RULE 19b-1 THEREUNDER

Please direct all communications, notices and orders to:

Terry Matlack
Tortoise Capital Advisors, L.L.C.
11550 Ash Street, Suite 300
Leawood, Kansas 66211
(913) 981-1020

AND

Steven F. Carman
Husch Blackwell LLP
4801 Main Street
Kansas City, MO  64112
(816) 983-8153
(816) 983-8080 (fax)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of                                                                           )           AMENDMENT NO. 2 TO THE
TORTOISE POWER AND ENERGY                                        )           APPLICATION FOR AN
INFRASTRUCTURE FUND, INC.                                            )           ORDER PURSUANT TO
TORTOISE CAPITAL ADVISORS, L.L.C.                              )           SECTION 6(c) OF THE
                                                                                                       )           INVESTMENT COMPANY
Investment Company Act of 1940                                            )           ACT OF 1940 (THE “ACT”)
                                                                                                       )           FOR EXEMPTION FROM
                                                                                                       )           SECTION 19(b) OF THE ACT
                                                                                                       )           AND RULE 19b-1
                                                                                                       )           THEREUNDER
                                                                                                       )           File No. 812-13862

Tortoise Power and Energy Infrastructure Fund, Inc. (the “Company”) and Tortoise Capital Advisors, L.L.C. (the “Investment Adviser”) (referred to collectively as “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) providing the Company, and each registered closed-end investment company advised by the Investment Adviser (including any successor in interest1) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser that seeks to rely on the Order in the future (such investment companies, together with the Company, the “Funds”), an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.2

I.           Description of Applicants

A.           The Investment Adviser

Tortoise Capital Advisors, L.L.C., a Delaware limited liability company, is the Company’s investment adviser.  The Investment Adviser is registered under the Investment Advisers Act of 1940 (the “Advisers Act”).  The Investment Adviser was formed in October 2002 to provide portfolio management services to institutional and high-net-worth investors seeking professional management of their investments in master limited partnerships (“MLPs”).

1  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2  The Company is the only closed-end investment company that currently intends to rely on the Order.  Any Fund that relies on the Order in the future will comply with the terms and conditions of the application and will satisfy each of the representations in the application, except that such representations will be made in respect of actions by the board of directors of such future Fund at a future time.

The Investment Adviser has been managing portfolios investing primarily in MLPs and other energy companies since that time.  In addition to the Company, the Investment Adviser manages five other publicly traded investment companies.  The Investment Adviser also serves as the investment adviser to separately managed accounts, all of which emphasize MLPs and other energy companies.  As of December 31, 2010, the Investment Adviser had client assets under management of approximately $6.0 billion.  The Investment Adviser is wholly-owned by Tortoise Holdings, LLC, a holding company.  Mariner Holdings, LLC, an independent investment firm with affiliates focused on wealth and asset management, through its wholly-owned subsidiary, Montage Investments, LLC, owns a majority interest in Tortoise Holdings, LLC, with the remaining interests held by the five members of the Investment Adviser’s investment committee and certain other senior employees of the Investment Adviser.  Any Investment Adviser to a Fund will be registered under the Advisers Act.

B.           General Description of the Company

The Company is a non-diversified, closed-end management investment company.  The Company is registered under the Act and has qualified in each fiscal year of its existence as a regulated investment company under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).  The Company was organized as a Maryland corporation on July 5, 2007 and completed an initial public offering of its shares of common stock in July 2009.  The Company’s common stock, par value $0.001 per share, is listed and traded on the New York Stock Exchange under the symbol “TPZ.” As of December 31, 2010, the Company had issued and outstanding 6,940,986 shares of common stock and had total assets of approximately $205.5 million.  As of that date, the Company had no preferred stock outstanding.  The Company has a fiscal year ending November 30th.

The Company’s investment objective is to provide a high level of current income, with a secondary objective of capital appreciation.  The Company seeks to provide its stockholders with a vehicle for investing in a portfolio consisting primarily of securities issued by power and energy infrastructure companies.  The securities in which the Company invests include income-producing fixed income and equity securities.  Under normal circumstances, the Company will invest at least 80% of its total assets (including assets obtained through leverage) in securities of companies that derive more than 50% of their revenue from power or energy infrastructure operations.  Power infrastructure operations use asset systems to provide electric power generation (including renewable energy), transmission and distribution.   Energy infrastructure operations use a network of pipeline assets to transport, store, gather and/or process crude oil, refined petroleum products (including biodiesel and ethanol), natural gas or natural gas liquids.  The Company will not invest more than 15% of its total assets in restricted securities, all of which may be illiquid securities.

The Investment Adviser seeks to invest the Company’s portfolio in securities that offer a combination of yield, quality and growth.  In selecting investments for the Company, the Investment Adviser seeks companies that operate critical tangible assets that connect sources of energy supply to areas of energy demand, generate a current cash return at the time of investment, have a stable and predictable revenue stream, relatively low maintenance expenditures and economies of scale due to operating leverage, operating assets that are difficult to replicate, tangible assets with long economic useful lives and management teams possessing successful track records and who have substantial knowledge, experience and focus in their particular segments of the power and energy infrastructure sectors.

C.           Distribution Policy for Common Stock

On June 22, 2009, the Board of Directors of the Company (the “Board”), including all of the directors who are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”), adopted a distribution policy pursuant to which the Company would make regular monthly distributions to its common stockholders of at least a portion or all of its investment company taxable income and capital gains (the “Distribution Policy”).

The Board, including a majority of the Independent Directors, has:

(a)
requested and evaluated, and the Investment Adviser has furnished, such information as was reasonably necessary for the Board to make an informed determination of whether the Distribution Policy should be adopted and implemented;

(b)
determined that adoption and implementation of the Distribution Policy are consistent with the Company’s investment objective and policies and are in the best interests of the Company and its stockholders, after considering, among other factors, the following: (i) the purposes and terms of the Distribution Policy as stated in this application; (ii) any potential or actual conflict of interest that the Investment Adviser, any affiliated person of the Investment Adviser, or any other affiliated person of the Company may have relating to the adoption or implementation of the Distribution Policy; (iii) whether the rate of distribution under the Distribution Policy will result in a reduction to the Company’s net asset value (“NAV”) per common share; and (iv) any reasonably foreseeable material effect of the Distribution Policy on the Company’s long-term total return (in relation to market price and NAV); and

(c)	approved the Company’s adoption of compliance policies and procedures in accordance with Rule 38a-1 under the Act that:

(i)  are reasonably designed to ensure that all notices required to be sent to Company stockholders pursuant to Section 19(a) of the Act, Rule 19a-l thereunder and to condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Company or its agents, described in condition 3(a) below about the distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii)  require the Company to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for th

              Company to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.
The Board has recorded the basis for its approval of the Distribution Policy, including its consideration of the factors listed in (b) above, in their meeting minutes, which will be preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place, or such longer period as may otherwise be required by law.  Any future Fund would adopt similar policies and procedures before relying on the requested relief.

As noted above, the Company is designed to provide its stockholders with a vehicle for investing in securities issued by power and energy infrastructure companies and targets monthly cash distributions of investment company taxable income to its stockholders.  The Company intends to distribute fairly evenly during the year any capital gains realized during the fiscal year.  To permit the Company to maintain a more stable distribution, the Board may from time to time cause the Company to distribute less than the entire amount of income earned in a particular month.  The undistributed income would be available to supplement future distributions.  Undistributed income will add to the Company’s net asset value, and, correspondingly, distributions from income will deduct from the Company’s net asset value.

The Company intends to qualify each year as a regulated investment company (“RIC”) under the Code.  Assuming that the Company qualifies as a RIC, it generally will not be subject to U.S. federal income tax on income and gains that it distributes each taxable year to stockholders if it meets certain minimum distribution requirements.

To maintain its status as a RIC under the Code, the Company must distribute ninety percent (90%) of its investment company taxable income.  Investment company taxable income includes, among other items, distributions, interest and the excess of any net short-term capital gain over net long-term capital loss, reduced by deductible expenses.  Because investment company taxable income does not include long-term capital gains, the Company technically could retain its long-term capital gains and still qualify as a RIC for Federal income tax purposes.  However, there are adverse Federal income tax consequences resulting from the failure to make capital gains distributions that make it inadvisable to retain such distributions.  Alternatively, the Company could make a separate capital gains distribution in addition to its regular monthly distributions.  However, the Company has marketed itself as a vehicle for investing in securities expected to provide the Company the ability to make steady and consistent distributions to its stockholders.  Applicants believe it is in the best interest of the Company and its stockholders to allocate a portion of the normal monthly distribution as a capital gain distribution, rather than using one of the other options discussed above.  The ability to allocate a portion of the monthly cash distribution as a capital gain distribution will lessen the potential for return of capital on the normal monthly distributions.

The purpose of the Distribution Policy is to permit the Company to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of the Company during such year and, if so determined by its Board, all or a portion of the return of capital paid by portfolio companies to the Company during such year.  Under the Distribution Policy, the Company would distribute to its respective common stockholders a fixed monthly amount that may be adjusted from time to time.  The minimum annual distribution rate would be independent of the Company’s performance during any particular period, but would be expected to correlate with the Company’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Company’s performance for the entire calendar year and to enable the Company to comply with the distribution requirements of subchapter M of the Code for the calendar year, each distribution on the common stock would be at the amount then in effect.

D.	Preferred Stock Distribution Policy

Although the Applicants do not currently contemplate issuing preferred stock or implementing a specified periodic payment policy for the preferred stock of the Company, if issued, they may wish to do so in the future. To retain this flexibility and avoid having to seek additional exemptive relief in the future, the Applicants are requesting relief pursuant to Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Company and each fund managed by the Investment Adviser that may choose to rely on the Order in the future to make periodic capital gain distributions (as defined in Section 852(b)(3)(C) of the Code) on any series of its preferred stock if such preferred stock is issued.  Such distributions would be made as often as are specified in or pursuant to the terms of such series so long as the fund maintains in effect a distribution policy with regard to such series of its preferred stock, whether such specified percentage is determined at the time the preferred shares are initially issued, pursuant to periodic remarketing or auctions or otherwise.

In the event that the Company issues preferred stock in the future, the Board, including the Independent Directors, will be provided with such information as the Investment Adviser deems reasonably necessary to permit the Board to consider the appropriateness of adopting a specified periodic payment policy with regard to such preferred stock, including information regarding the purpose and terms of the specified periodic payment policy, the likely effects of such policy on the Company’s long-term total return (in relation to market price and NAV per share), the relationship between the Company’s distribution rate on its preferred stock under the policy, the Company’s total return (in relation to NAV per share) and information regarding any conflicts of interest the Investment Adviser, the affiliated persons of the Investment Adviser and the Company might have with respect to the adoption or implementation of a specified periodic payment policy with regard to such preferred stock.

II.           Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Code, more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company that is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one capital gain distribution, as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental “cleanup” capital gain distribution otherwise permitted by the Rule or pursuant to Section 855 of the Code, which amount may not exceed 10% of the aggregate amount distributed for the year.

The Company has elected to be treated and to qualify each year as a RIC under the Code.  The Company must pay out ninety percent (90%) of its investment company taxable income in each fiscal year to maintain its status as a RIC.  If the Company does not pay out ninety percent (90%) of its investment company taxable income before the end of the fiscal year, it does not qualify as a RIC.  To the extent that the Company pays out ninety percent (90%), but less than one hundred percent (100%), of its investment company taxable income, it may avoid income tax on such amount by paying a “spillover” distribution.  Under the spillover distribution provisions, the Company may, after the close of the fiscal year, “spillover” all or a portion of that taxable year’s income, and treat such distributions as paid during the taxable year in which the income and gain is recognized, if (l) the distribution is declared prior to the time for filing the fund’s tax return for such taxable year, and (2) the entire amount of the distribution is distributed (a) within the twelve-month period after the close of the taxable year, and (b) on or before the first distribution of income and gain from the current year.  A spillover distribution may be paid in more than one installment so long as these conditions are met.

The Company has a limited operating history, and its investment strategy is expected to result in low portfolio turnover.  To date, the Distribution Policy has not conflicted with the provisions of Section 19 of the Act and Rule 19b-1 thereunder.  However, the Applicants believe that a continuation of the present Distribution Policy could in the future conflict with the provisions of Section 19 and Rule 19b-1 thereunder if the amount of net realized capital gains in a fiscal year should exceed the amount of one regular monthly distribution on the Company’s common stock plus the limited additional distributions described above.  Additionally, the operation of Rule 19b-1 could have the effect of forcing the Company to (i) pay out a supplemental distribution solely for the purpose of distributing a single capital gain distribution, which defeats the objective of the Distribution Policy; or (ii) retain long-term capital gains and pay applicable taxes on such amounts, which diminishes the tax-efficiency objective of the Company.  The operation of Rule 19b-1 may also create an incentive to seek to avoid long-term capital gains for reasons other than investment purposes.

To the extent that capital gains distributions are allocated as a portion of the regular monthly distributions to common stockholders under the Distribution Policy, the Company must distribute capital gains (and any other taxable income) in a manner designed to comply with the requirements of Revenue Ruling 89-81 issued by the Internal Revenue Service.  Revenue Ruling

89-81 generally requires that a regulated investment company that has two or more classes of stock must make designations of various types of income in the same proportion that the total distributions distributed to each class for the year bear to the total distributions distributed to all classes of stock for the year.  Depending on the amount of capital gains realized in a year, distributions on preferred stock could conflict with the provisions of Section 19 and Rule 19b-l solely as a result of the application of Revenue Rule 89-81.

Applicants request an order under Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 under the Act to permit the Company to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year with respect to its common stock and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that the Company may issue.

III.           Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Company and its stockholders.

A.           Receipt of the Order would serve stockholder interests.

As discussed above, the Company believes that the Distribution Policy adopted by its Board is designed: (i) to meet the Company’s objective of providing stockholders with an efficient vehicle for investing in securities issued by power and energy infrastructure companies, and (ii) to meet stockholders’ expectations of receiving distributions comparable to a direct investment in such securities.  The Company also believes that DCF is an important measure of the Company’s operating performance.  Similar to the portfolio companies in which it invests, the Company transmits quarterly reports to its stockholders.  The Company places significant emphasis on the concept of DCF in the Management’s Discussion section of its stockholder reports and discloses in detail the calculations of DCF in such reports.    The Company believes that the continuation of the Distribution Policy in its current form is an integral part of the Company’s strategy and technical compliance with Section 19 and Rule 19b-1 would serve to frustrate the Distribution Policy.  As further discussed below, Applicants do not believe that the Distribution Policy raises the concerns that those provisions were designed to address.

Applicants believe that, in general, the common stockholders of a Fund are conservative, distribution sensitive investors who wish to have a predictable and consistent distribution stream.  Common stock of a closed-end fund often trades in the marketplace at a discount to its NAV.  In the view of the Applicants, the discount at which a fund’s common stock may trade may be reduced if such fund, consistent with its investment objectives and policies, is permitted to pay more frequent distributions with respect to its common stock at a consistent rate, whether or not those dividends contain an element of capital gain. This approach may require the payment ofcapital gains distributions more frequently than is permitted under Rule 19b-1 in order to avoid adverse tax consequences.

B.	The Company’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns that led to the enactment of Section 19(b) and the adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains from dividends and other investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or return of capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) (a “19(a) Notice”).  The ultimate tax characterization is included in the Company’s annual report to stockholders and on its IRS Form 1099-DIV, which is sent to each common and any preferred stockholder receiving distributions during a particular year (including stockholders who have sold shares during the year).  The Company has adopted compliance policies that are designed to comply with Section 19 and Rule 19a-1, and will update those policies to include the final conditions of this Order.

Rule 19a-1 and the compliance policies of the Company are designed to ensure that the Company’s stockholders are provided sufficient information to understand that their distributions are determined by reference to, and are paid primarily from, the Company’s DCF.  The Company’s stockholder reports and future offering materials, if any, will clearly disclose that the amount of distributions are determined primarily by reference to DCF.  Such disclosures will also make clear that the Company may be deemed to have distributed capital gains as a result of numerous factors, including the tax character of distributions received from MLPs and the amount of taxable income recognized from such investments.

In addition, the Company will make the additional disclosures required by the conditions set forth below and has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to stockholders.  By providing the information required by Section 19(a) and Rule 19a-1, and by complying with the procedures adopted under the Distribution Policy and the conditions listed below, the Company’s stockholders would be provided sufficient information to understand that their periodic distributions are not tied to the Company’s net investment income (which for this purpose is the Company’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Also, compliance with the Company’s compliance procedures and condition 3 set forth below will ensure that prospective stockholders and third parties are provided with the same information.  Accordingly, continuing

3  See Securities & Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”)).

to subject the Company to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection.  Finally, the Company will undertake to request intermediaries to forward 19(a) Notices to their customers and offer to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or staff interpretation.

C.	Rule 19b-1, under certain circumstances, gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.

Rule 19b-1, when applied to a periodic fixed distribution policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid, i.e., inappropriate influence on portfolio management decisions.  However, in the absence of an exemption from Rule 19b-1, periodic distribution policies impose pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any net long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the remaining portion of the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term capital gains at different times or in different amounts.

 No purpose would appear to be served by the distortion in the normal operation of the Distribution Policy required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts or has adopted a Distribution Policy either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Company’s stockholders) or to avoid designating its distributions of long-term capital gains as capital gain distributions for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gain rates for non-corporate stockholders).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

 The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.           Other concerns that led to the adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and the adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains distribution (“selling the dividend”), where the distribution would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Company, which do not continuously distribute shares.

Applicants further believe that the Distribution Policy, which relies primarily on DCF, and to a much lesser extent capital gains, does not raise this concern.  The Distribution Policy is aimed at matching the Company’s distributions to the cash receipts received from its investments.  Since the cash flow exceeds the taxable income generated by those investments, the Company is deemed to make return of capital distributions for Federal income tax purposes, although the cash distributed to shareholders closely matches the distributions, net of expenses on its investments.  Thus, capital gains distributions, if any, may be deemed to be distributed by the Company during its monthly distributions throughout the year, in part as a result of the tax treatment of the distributions received from MLPs and the taxable income recognized from such investments.  Furthermore, if the underlying concern extends to secondary market purchases of stock of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectations of investors.  There is also currently a tax rule providing that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.4

E.           Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains distributions, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “cleanup” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain distribution made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain distributions the Company may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of the Distribution Policy whenever the Company’s realized net long-term capital gains in any year exceed the amount of one regular monthly distribution plus the additional distributions set forth above.  Rule 19b-1 thus may force the regular monthly distributions to be funded with returns of capital (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution)5, even though realized net long-term capital gains otherwise would be available.  To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, the Company may be required to make total distributions in excess of the annual amount called for by its Distribution Policy or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to the

4 See Section 852(b)(4) of the Code.

5  These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

Company’s Distribution Policy could also create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a RIC under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate-designation requirements of Revenue Ruling 89-81, whenever a fund has net realized long-term capital gains with respect to a given tax year, the fund must designate the required proportionate share of such capital gains to be included in common and preferred stock distributions.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains dividends, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Company in avoiding these Rule 19b-1 problems.

F.           General

The relief requested is that the Commission permit the Company to make regular distributions in respect of its common stock as often as monthly and in respect of preferred stock, if any, as specified by or determined in accordance with the terms thereof, and for such distributions to include capital gains to the extent described in this application.  Granting this relief would allow the Company the flexibility to continue to meet investor expectations in receiving regular distributions that are based on the distributions received from MLPs.

In summary, Rule 19b-1, in the circumstances referred to above, distorts the effective and proper functioning of the Company’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to prevent.  These distortions forced by Rule 19b-1 serve no purpose in the circumstances of the Company described herein and are not in the best interests of stockholders.

IV.           Applicants’ Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.           Compliance Review and Reporting.  The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order, and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.           Disclosures to Fund Stockholders.

(a)           Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19(a)(1):

i)	Will provide, in a tabular or graphical format:

(1)
the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)
the fiscal year to date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)
the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year to date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

          cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large as and as prominent as the estimate of the sources of the current distribution; and

ii)	Will include the following disclosure:

(1)	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

(2)
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;6 and

(3)
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)           On the inside of the front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

i)	Describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

ii)	Include the disclosure required by condition 2(a)(ii)(1) above;

iii)	State, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

6 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

iv)	Describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

(c)           Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.           Disclosure to Stockholders, Prospective Stockholders and Third Parties.

(a)           The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b)           The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR;

(c)           The Fund will post prominently a statement on its (or the Investment Adviser’s) Website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Website for at least 24 months.

4.           Delivery of 19(a) Notices to Beneficial Owners.  If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:  (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.           Additional Board Determinations for Funds Whose Common Stock Trades at a Premium.  If:

(a)
Each Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

Then:

        (i)           At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(1)
Will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)
Will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

A.	Whether the Distribution Policy is accomplishing its purpose(s);

B.	The reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and

C.
The Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)	Based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)
The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.           Public Offerings.  The Fund will not make a public offering of the Fund’s common stock other than:

(a)	A rights offering below NAV to holders of the Fund’s common stock;

(b)	An offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund ; or

(c)	An offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

i.
The Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date expressed as a percentage of NAV per share as of such date,7 is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;8 and

ii.
The transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

7.           Amendments to Rule 19b-1.  The requested order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

V.           Applicable Precedent

The Commission has granted or proposed granting relief substantially the same as that sought by this Application on several occasions.  In ING Clarion Real Estate Income Fund, et al., Release Nos. IC-28329 (July 8, 2008) (notice of application) and IC-28352 (August 5, 2008) (order), the Commission granted relief permitting a family of closed-end management investment companies to make periodic capital gain distributions (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of their common stock and as often as specified by or determined in accordance with the terms thereof in respect of their preferred stock.  Similar relief was granted in The Mexico Fund Inc., et al., Release Nos. IC-28332 (July 17, 2008) (notice of application) and IC-28357 (August 12, 2008) (order), Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release Nos. IC-28341 (July 24, 2008) (notice of application) and IC-28358 (August 19, 2008) (order), DNP Select Income Fund, et al., Release Nos. IC-28348 (July 31, 2008) (notice of application) and IC-28368 (August 26, 2008) (order), Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. IC-28579 (January 6, 2009) (notice of application) and IC-28611 (February 3, 2009) (order), Eaton Vance Enhanced Equity Income Fund, et al., Release Nos. IC-28616 (February 10, 2009) (notice of application) and IC-28643 (March 10, 2009) (order), BlackRock International Growth and Income Trust, et al., Release Nos. IC-28690 (April 7, 2009) (notice of application) and IC-28719 (May 5, 2009) (order), Alpine Global Dynamic Dividend Fund, et al., Release Nos. IC-28897 (September 4, 2009) (notice of application) and IC-28937 (September 30, 2009) (order), Neuberger Berman Management LLC, et al. Release Nos. 1C-28945 (October 14, 2009) (notice of application) and 1C-28994 (November 10, 2009) (order), and The Chile

7 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

8 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

Fund, Inc., et al., Release Nos. IC-29167 (March 2, 2010)(notice of application) and IC-29195 (March 30, 2010) (order).

VI.           Procedural Compliance

At a meeting held on January 18, 2011, the Board adopted the following resolutions authorizing the execution and filing of this Application:

RESOLVED, that the Company is authorized to apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Act, for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder permitting the Company to make periodic capital gains distributions on any class of capital stock of the Company in any one taxable year, and make such amendments to such application as the officers of and counsel to the Company deem necessary and appropriate; and

RESOLVED, that the officers of the Company be and each of them hereby is authorized, acting singly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same may approve, his execution thereof to be conclusive evidence of such approval.

By written consent dated January 18, 2011, the Investment Adviser adopted the following resolutions authorizing the execution and filing of this Application:

RESOLVED, that the Investment Adviser is authorized to apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Act, for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder with respect to the Company and any registered investment companies established in the future and managed by the Investment Adviser, permitting any such registered investment company to make periodic capital gains distributions on any class of its capital stock in any one taxable year, and make such amendments to such application as the managing directors of and counsel to the Investment Adviser deem necessary and appropriate;

FURTHER RESOLVED, that the managing directors of the Investment Adviser be and each of them hereby is authorized, acting singly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the managing director executing the same may approve, his execution thereof to be conclusive evidence of such approval; and

FURTHER RESOLVED, that all actions heretofore taken by the managing directors of the Investment Adviser with respect to the subject matter of the foregoing resolutions is hereby ratified, confirmed and adopted for all purposes; and that the managing directors of the Investment Adviser are hereby authorized and directed, for and on its behalf, to take or cause to be taken any and all action, to execute and deliver any and all documents, certificates, instructions, requests or other instruments, and to do any and all things that in their judgment may be necessary or advisable to effect each of the resolutions set forth above and to carry out the purposes thereof, and as may be necessary or advisable for the conduct of the business of the Investment Adviser.

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Articles of Incorporation or the Limited Liability Company Agreement, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board or Managing Directors, as applicable; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:
1.           (a)           The address of each of the Applicants is as follows:

11550 Ash Street,
Suite 300
Leawood, Kansas 66211

(b)           Any questions regarding this Application should be directed to:

Steve Carman
Husch Blackwell LLP
4801 Main Street
Kansas City, Missouri 64112
(816) 983-8153
(816) 983-8080 (fax)

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VII.           Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Company from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Company, so long as it maintains in effect the Distribution Policy, to make distributions by reference to DCF as often as monthly, including any capital gains distributions, in any one taxable year in respect of its common stock and as often as specified by or determined in accordance with the terms thereof in respect of any preferred stock.

TORTOISE POWER AND ENERGY
INFRASTRUCTURE FUND, INC.

By:	/s/ H. Kevin Birzer
Name:	H. Kevin Birzer
Title:	Chairman of the Board

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Terry Matlack
Name:	Terry Matlack
Title:	Managing Director

Dated:   August 15, 2011